Big Surf, Inc.
2102 North Donner Ave.
Tucson, Arizona 85749

Phone (520) 577-1516
Facsimile (520) 760-7224

March 15, 2001


Securities and Exchange Commission
Judiciary Plaza
Mail Stop 3-9
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   Big Surf, Inc.
         Registration Statement on Form 10SB
         Filed January 12, 2000
         File Number 000-28857

Attn: Jeffery Riedler, Assistant Director, Division of Corporate
Finance

Dear Mr. Riedler:

Pursuant to Rule 477, the Company hereby requests withdrawal of the above-captioned Registration Statement as soon as practicable. The Company has determined that it is not in its best interests to proceed with the Registration Statement at this time, as the Company does not currently have sufficient funding to proceed with the Registration Statement and subsequent reporting requirements.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.


Very truly yours,


Daniel L. Hodges
Daniel L. Hodges,
President,
Big Surf, Inc.